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                                                                 Exhibit (a)(20)

FOR IMMEDIATE RELEASE

              GREAT UNIVERSAL STORES ANNOUNCES INCREASED PRICE OF
           $34.50 PER SHARE IN CASH UNDER METROMAIL MERGER AGREEMENT

     London, England March 27, 1998 -- The Great Universal Stores P.L.C. (GUS) today announced that it has exercised its right under the Merger Agreement dated March 12, 1998 with Metromail Corporation (NYSE: ML) to increase the cash purchase price of GUS's tender offer for all the outstanding shares of Metromail common stock, including the associated preferred stock purchase rights, from $31.50 to $34.50 per share, upon the terms and subject to the conditions set forth in the Merger Agreement. The increased purchase price is conditioned upon the Merger Agreement and the Stock Purchase Agreements of GUS with R.R. Donnelley & Sons Company and certain members of Metromail management continuing in full force and effect in accordance with their terms. The tender offer has not been extended. Accordingly, the tender offer and withdrawal rights will expire at midnight, New York City time, on April 10, 1998, unless the tender offer is extended. Metromail stockholders will receive amended tender offer materials shortly.

     In connection with its increase in price, GUS also consented to Metromail's waiving the provisions of the standstill agreement between Metromail and American Business Information ("ABI") in order to permit negotiations between ABI and Metromail, subject to the terms of the Merger Agreement.

     GUS is a United Kingdom-based holding company of a group of companies involved in home shopping, Burberry's products and retailing, overseas retailing, information services, finance and property investment. Metromail is based in Lombard, Illinois and provides database marketing, direct marketing and reference products and services in the United States and the United Kingdom.